UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SOFTECH INC
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

834021206
(CUSIP Number)

William D Johnston
c/o Greenleaf Trust
211 South Rose Street
Kalamazoo, Michigan 49007
(269) 553-6948
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.	Names of Reporting Persons.
	William D Johnston
	Greenleaf Capital Inc 	38-3309224

	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)

6.	Citizenship or Place of Organization
	William D Johnston United States of America
	Greenleaf Capital Inc State of Michigan

			7.	Sole Voting Power	264,411
Number of
Shares Bene-		8.	Shared Voting Power	7,000
ficially
Owned by Each	9.	Sole Dispositive Power	264,411
Reporting
Person With:		10.	Shared Dispositive Power	7,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	271,411

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row(11)	27.3%

14.	Type of Reporting Person (See Instructions) William D Johnston IN
	Greenleaf Capital Inc CO



Item 1. Security and Issuer
Common stock $.10 par value
Softech Inc, 59 Composite Way, Suite 401, Lowell MA 01851
Item 2. Identity and Background
(a) William D Johnston; Greenleaf Capital Inc.
(b) W D Johnston, c/o Greenleaf Trust, 211 South Rose St, Kalamazoo, MI 49007; Greenleaf Capital Inc, 100 W Michigan Avenue Suite 300, Kalamazoo, MI 49007
(c) William D Johnston, President of Greenleaf Capital, Inc a venture capital firm located at 100 W Michigan Avenue, Suite 300, Kalamazoo, MI 49007
(d)  N/A
(e) N/A
(f) William D Johnston, United States of America; Greenleaf Capital Inc., State of Michigan
Item 3. Source and Amount of Funds or Other Consideration
William D Johnston is the sole stockholder of Greenleaf Capital Inc. Greenleaf
 Capital acquired the stock over a series of years through debt conversions. Mr. Johnston also acquired shares using working capital for a foundation in which he is co-trustee as well as shares for a trust in which his wife is co-trustee.

Item 4. Purpose of Transaction
Greenleaf Capital Incs acquisitions were primarily in connection with debt conversions and were made for investment purposes. The acquisitions made by Mr. Johnstons foundation and his wifes trust were made for investment purposes.

(a) Greenleaf Capital, Inc may purchase additional shares of common stock of the issuer and alternatively may sell all or a portion of the shares held by it in the open market or in privately negotiated transactions to one or more financial or strategic purchasers, but has no present plans to do so
(b) None
(c) None
(d) None
(e) None
(f) None
(g) None
(h) None
(i) None
(j) None
Item 5. Interest in Securities of the Issuer
(a) Amount of common stock beneficially owned by William D Johnston and Greenleaf Capital Inc as of the close of business on 12/31/2011: 271,411 Percent of Class: 27.3%

(b) William D Johnston:
	Sole power to vote or to direct the vote			264,411
	Shared power to vote or to direct the vote			  7,000
	Sole power to dispose or to direct the disposition of		264,411
	Shared power to dispose or to direct the disposition of 	  7,000

Greenleaf Capital Inc:
	Sole power to vote or to direct the vote			264,411
	Shared power to vote or to direct the vote			  7,000
	Sole power to dispose or to direct the disposition of		264,411
	Shared power to dispose or to direct the disposition of 	  7,000

(c) N/A
(d) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

William D Johnston is the President and sole stockholder of Greenleaf Capital Inc the record owner of 264,411 shares of the Issuers common stock reported in this Schedule 13D. Mr. Johnston is also the co trustee of the Foundation and the trust which are the record owners of 2,500 and 4,500 shares, respectively, of the Issuers common stock reported in this Schedule 13D. Greenleaf Capital Inc entered into agreements with the Issuer dated October 31, 1999 and May 26, 2000 under which the Issuer has the right to repurchase common stock. There is no expiration date associated with the Issuers right of repurchase

Item 7. Material to be Filed as Exhibits
Exhibit 99.1 Joint Filing Agreement dated 2/14/2012

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  3/5/2012
						William D Johnston


						Greenleaf Capital Inc



Dated: 3/5/2012				By:__________________________________
						William D Johnston, President